 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Greene, Robert E. (Last) (First) (Middle) P O Box 1250 (Street) Winston-Salem, NC 27102-1250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 19, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President - BB&T of NC
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/19/2002	J (1) |	30.000 | A |	301.503	D
Common Stock				31,936.269	I	By 401(k)
Common Stock				4,846.000	I	By ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Greene, Robert E. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$20.1875					Common Stock - 25,006		25,006	D
Employee Stock Option (right to buy)	$31.0000					Common Stock - 16,938		16,938	D
Employee Stock Option (right to buy)	$36.3125					Common Stock - 15,255		15,255	D
Employee Stock Option (right to buy)	$23.9375					Common Stock - 55,561		55,561	D
Employee Stock Option (right to buy)	$36.5900					Common Stock - 39,409		39,409	D
Employee Stock Option (right to buy)	$36.8400					Common Stock - 40,115		40,115	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney-in-fact ________________________________ 12-20-2002 ** Signature of Reporting Person Date Robert E. Greene Page 2 SEC 1474 (3-99)

Greene, Robert E. - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for BB&T Corporation (BBT) Form 4 - December 2002 Robert E. Greene P O Box 1250 Winston-Salem, NC 27102-1250 Explanation of responses: (1) Shares acquired as a Service Award.
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